SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Presentation March 10th, 2006, entitled, “Refining Spain.”

2.	Press release dated March 14, 2006, entitled, “Launching Gassi Touil Liquefied Natural Gas Project in Algeria.”

3.	Official notice regarding the reorganization of Repsol’s Corporate Division of Finance and Corporate Services.

4.	Press release dated March 16, 2006, “Repsol YPF and Acciona Sign Biggest World Agreement of its Kind to Produce Biodiesel.”

March 10th, 2006

Item 1

Refining Spain

César Gallo Managing Director

Disclaimer

This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

In particular, this announcement also contains forward-looking statements regarding expected revisions to previous estimates of the proved oil and gas reserves of Repsol YPF and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005, which is an ongoing process. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. Due to various factors, many of which are beyond Repsol YPF’s control, the final estimates of proved reserves at December 31, 2005 or prior dates may, however, differ materially from Repsol YPF’s expectations contained in this announcement. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement may be revised in light of the results of the independent review being conducted by the audit committee.

For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company´s Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. ..

2

Repsol YPF: Leader Refiner in Spain

Refining Capacity (bpd)	
Bilbao	220,000
Cartagena	100,000
La Coruña	120,000
Puertollano	140,000
Tarragona	160,000
TOTAL Repsol YPF	**740,000**
Castellón	120,000
Algeciras	240,000
Huelva	100,000
Tenerife	90,000
TOTAL Spain	**1,290,000**

Investments nearly completed to meet 2009 EU spec's

Five refineries into one optimized system



CORUÑA
BILBAO
Gijón
Guipúzcoa
Vigo
León
Rivabellosa
Pamplona
Gerona
Burgos
Zaragoza
Lérida
Barcelona
TARRAGONA
Santovenia
Salamanca
Torrejón
CASTELLON
Villaverde
Madrid
Valencia
Mahón
Palma
Ibiza
Mérida
Alcázar
Alicante
PUERTOLLANO
CARTAGENA
Sevilla
Córdoba
HUELVA
Rota
Málaga
Motril
ALGECIRAS
TENERIFE
REPSOL YPF refinery
Other refineries
REPSOL YPF crude oil pipeline
CLH product pipeline

3

Crude Oil Processed—Spain

Density [ºAPI]

36

35

34

33

32

31

30

00

01

02

03

04

05

EU’ 04

Sulphur [%]

1.5

1.4

1.3

1.2

1.1

1

0.9

00

01

02

03

04

05

EU’ 04

Source: Solomon WE

Crude Oil Slate by Origin (Y05)

Europe

24%

North Africa

21%

Middle East

25%

Latin

America

20%

West Africa

10%

4

High Integration

Refining Integration

Repsol YPF

Refineries

Spain

Marketing

Chemicals

Lube Oils

Asphalt

SPAIN

Cartagena

La Coruña

Puertollano

Tarragona

Bilbao

5

Market Environment

Increase in demand for middle distillates in Europe and specially in Spain with a short of 12 Mt at 2004 and around 13.7 Mt in 2005.

Reduction of demand for gasoline in Europe (4% annually).

European surplus of gasoline and naphtha exported to USA and Asia.

Reduction of fuel oil consumption.

Higher quality requirements for products.

Growing demand for coke in Spain, with a nearly 4 Mt deficit in 2004.

World crude oil demand growth, with an increasing heavy/sour crude oil offer.

Shortage of refining and conversion capacity.

Higher Refining Margins

6

Refining Margin: Concepts

Crude Oil

C1

C2

C3

Cn

Refining costs

Variable

Fixed

Products

P1

P2

P3

Pn

Refining margins affected by:

Crude oil mix (spreads vs Brent)

Products slate (spreads vs Brent)

Refinery complexity (conversion)

Variable costs (cost optimization)

REFINING	MARGIN (U$/Bbl) = i=n (Products volumes x Price)i—Variable Costs
?
i=1
i=n	(Crude Oil volumes x Price)i
?
i=1

REFINING MARGIN INDEX: Refining margin calculated with our specific refining scheme

7

Refining Margin Drivers

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

8

Refining Margin Drivers: Crude Oil Offer

Future Crude oil availability: increase Medium/Heavy – Sour crude

100

90

80

70

60

50

40

30

20

10

0

+2.70

+8.44

+1.81

+5.29

2002

2009

2015

Heavy

Medium

Light

Consumption

[Mbpd]

100

95

90

85

80

75

70

65

60

2000

2005

2010

2015

Consumption [Mbpd]

ºAPI

33.3

33.2

33.1

33

32.9

32.8

32.7

32.6

32.5

ºAPI

Most of the rise in oil produced in the next years will consist of medium/heavy-sour crude.

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: Pira Energy Group. Compiled by Repsol YPF Research Department

Refining Margin Drivers: Crude oil spread

Spread Light/Heavy crude oil

Spreads US$/Bbl

1995

2000

2005

Urals vs Brent

Forcados vs Brent

Maya vs Brent

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: Platt’s

Refining Margin vs Spreads

Refining margin, in refineries with a high conversion ratio,

grows as light-heavy differentials does.

Refining Margin

0, [US$/Bbl]

Spread Ural-Brent [US$/Bbl]

Maya (Coking) USGC

Brent (Cracking) NWE

Brent (Hydro skimming) NWE

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: IEA & Repsol YPF

Refining Margin Drivers: Product Demand

EU-12 (Mt/y)

Export

30

25

20

15

10

5

0

-5

-10

-15

-20

Import

94 95 96 97 98 99 00 01 02 03 04

94 95 96 97 98 99 00 01 02 03 04

Gasoline

Diesel

Spain (Mt/y) Export

Import

94 95 96 97 98 99 00 01 02 03 04

94 95 96 97 98 99 00 01 02 03 04

Gasoline

4	2 0 -2 -4 -6 -8 -10 -12

Diesel

The gasoline market continued to decline and the diesel market pursued its progressive expansion. In EU-12 gas-oil net imports saw strong growth in 2004 up by more than 18 % to over 19 Mt. Net surplus of gasoline increased by almost 6 Mt.

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: IEA

Refining Margin Drivers: Product Demand

More than 50% of diesel European deficit coming from Spain.

Mt/y

15

10

5

0

-5

-10

-15

-20

Spain

Austria

Belgium

Denmark

France

Germany

Greece

Ireland

Italy

Luxemburg

Netherlands

Portugal

Sweden

UK

Finland

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: IEA 2004

Refining Margin Drivers: Products Spreads

Higher crude oil prices: higher spread light/heavy products , higher refining margin in conversion refineries.

Spread vs Brent (US$/Bbl)

0

Brent (US$/Bbl)

Premium Unleaded

EN590

HSFO

Brent

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: Repsol YPF

Refining Margin Drivers: Products Specifications

Tightening product specs

The key factor is demand

for high-spec transport

fuels in both US and

Europe.

The Auto Oil II requirements

will influence on yield

patterns.

Investments to meet tighter

EU specs are required.

Tighter specs could restrict

imports from countries

traditionally middle

distillates exporters to

Europe.

Gasoline
Sulphur	content <50 ppm in 2005
<some	quantities of 10 ppm sulphur

content gasoline must be available

<10	ppm in 2009
Aromatics	< 35 % vol in 2005
Diesel
Sulphur	content <50 ppm in 2005
<some	quantities of 10 ppm sulphur

content diesel must be available

<10	ppm in 2009 (expected)
Polyaromatics	Uncertainties about the possibility of a
lowering
Fuel	Oil
Bunker	Sulphur content < 1.5 % in 2007/08
(SOxECA’s	and passengers boat)

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Refining Margin Drivers: Quality Premiums

Demand for low sulphur products involves higher quality premiums,

specially at a time of ample sour crude oil availability, increasing refining margin in conversion refineries

Spread LSFO Vs HSFO

[US$/Tm]

60.0

50.0

40.0

30.0

20.0

10.0

0.0

Jan-95

Jul-95

Jan-96

Jul-96

Jan-97

Jul-97

Jan-98

Jul-98

Jan-99

Jul-99

Jan-00

Jul-00

Jan-01

Jul-01

Jan-02

Jul-02

Jan-03

Jul-03

Jan-04

Jul-04

Jan-05

Jul-05

Jan-06

LSFO/HSFO Spread

1995-2002

2003+

1%S FO Inland

January	2003: Sulphur 1% weight max Fuel Oil Inland
2007-	2008: High sulphur bunker banned at SECA’s (Baltic Sea, North Sea and

English Channel)

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: Platt’s & Repsol YPF

Refining Margin Drivers: Capacity Utilization

Worldwide Capacity Utilization

MBbl/d

85

80

75

70

65

60

55

50

45

40

1970

1972

1974

1976

1978

1980

1982

1984

1986

1988

1990

1992

1994

1996

1998

2000

2002

Offer

Demand

Refining Capacity

Source: AIE y EIA

Refinery utilization rates have reached

last 30 years maximum.

Refining capacity same as 25 years ago,

while product demand has grown 30%

UE-12 Topping Capacity

[Mt/y]

1,000

800

600

400

200

0

1980 1988 1995 2004

30%

Source: Report on the situation of oil supply, refining and

markets in the European Community (2004 Oil Gas Journal)

Refinery capacity has decreased over

30%, at EU-12, since 1980.

Minor capacity increase by revamp of

existing units during the last 15 years.

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Refining Margins Drivers: Conversion Capacity

Increase in conversion capacity clearly lower than light product demand.

(% cagr from 1992 to 2004)

2.5

2

1.5

1

0.5

0

Increase in conversion capacity (%)

Increase in light product demand (%)

Source: Oil & Gas journal and BP Statistical Review 2004

EU-12 Conversion Capacity

(% FCC Equivalent)

[%]

40

35

30

25

20

15

10

5

0

1985

1990

1995

2004

Residues

FCC

HC/MHC

Source: Oil & Gas journal

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Refining Margin Drivers: New Investments.

Are new Greenfield refineries the potential answer?

IRR after taxes (%)

Spread level 2

Spread level 1

€ invested/t oil processed

Upgrading Investment

Greenfield refinery

It’s more economical to expand existing refineries than build new ones in all the scenes of considered prices.

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Refining Margin Drivers: New Investments

IRR after taxes (%)

Additional Conversion Capacity in Existing Refinery in Spain

Refinery Expansion and Conversion in Existing sites in Spain

New conversion Refinery in Spain

NEW FOB Conversion Refinery (base)

BRENT price (US$/Bbl)

Reinvestment process in conversion refineries will set higher refining margins.

Marginal investments to increase distillation and conversion capacity at existing refineries will be more profitable.

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

New Investments in VGO Conversion

Hydro cracking: Preferred Way

HC

Hydro cracker

MHC

Mild Hydro cracker

Recent Construction

Under Project/Construction

Hydrocracking as percentage

of domestic crude capacity

18%

16%

14%

12%

10%

8%

6%

4%

2%

0%

1996-2005

10 years growth

Spain

Austria

Belgium

Denmark

France

Germany

Greece

Ireland

Italy

Luxemburg

Netherlands

Portugal

Sweden

UK

Finland

Source: Oil & Gas Journal & Repsol YPF

HC

HC

HC

HC

MHC

HC

HC

MHC

MHC

HC

HC

HC

HC

MHC

HC

HC

MHC

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: Repsol YPF

New Investments in Residue Conversion

Coking: Preferred Way

Coker

Syncrude Canada Ltd

Alberta (Canadá)

2	Cokers

PEMEX

Minatitlán (Méjico)

Salina Cruz (Méjico)

Coker

PDVSA

Cardón (Venezuela)

Coker

ENAP

Concón (Chile)

Sokolvska Uhelna A.S.

Vresova (Rep. Checa)

IGCC

IGCC

Total/EDF/Texaco

Gonfreville (Francia)

3	Cokers

Petrobras

4	Cokers

Bilbao

Cartagena

Castellón

Balboa

RFCC

Rosneft

Komsomolsk (Rusia)

Coker

2	Cokers
3	RFCCs

Coker

Reliance

Jamnagar (India)

CRUDE OIL

OFFER &

SPREADS

PRODUCTS

DEMAND &

SPREADS

PRODUCT

SPEC’S &

QUALITY

PREMIUMS

CAPACITY

UTILIZATION

CONVERSION

CAPACITY

NEW

INVESTMENT

REFINING

MARGIN

Source: Nexant Chemsystems & Repsol YPF

Repsol YPF Refining Strategy 2005-2009

Reinforcing strengths:

Location advantages in areas with strong deficit of middle distillates

Extensive inland logistics and coastal refineries

Flexible refining systems, with conversion index well above average, able to treat heavier and sourer crude slate

Integrated with petrochemicals and lube oil and asphalt production

Cost effectiveness

Repsol YPF Refining Strategy 2005-2009

PRODUCTS

SPECIFICATIONS

2005-2009

Differentiated products

DEMAND

EVOLUTION

More middle distillates

Less gasoline & fuel oils

RENEWABLES

Bio diesel

COST EFFECTIVENESS

&

EFFICIENCY & SHE

6.5 % energy efficiency improvement

INVESTMENT

PLAN

Current Situation of Repsol YPF Spanish Refineries

Conversion

[%FCC equivalent]

90

80

70

60

50

40

30

20

10

0

Cartagena

Bilbao

Tarragona

Coruña

Puertollano

RY España

Without Conversion in Cartagena and inadequate in Bilbao

Source: Repsol YPF and PFC

Repsol YPF Refining Investment Strategy in Spain

Complete the investment program to comply with new specifications (2005-2009).

Increase conversion capabilities of the refining system through the installation of new coking and hydro cracking units.

Increase refining capacity in existing sites.

Bio diesel.

Improve efficiency, safety and environment.

REPSOL YPF Refining Investment in Spain

STRATEGIC PROJECTS

Major Investments

New conversion capacity at

Bilbao refinery

New refining and conversion

capacity at Cartagena refinery

2,700 M€

Product Quality (1)

2009+ Product spec’s

HDS/HDA`s and other related

projects

270 M€

Other Investments

Debottleneckings

Infrastructure facilities

Other facilities

300 M€

Energy Efficiency + HS&E

400 M€

Biodiesel

up to 200 M€

3,870 M€ (2)

CAPEX 2005-2009

3,200 M€ (2)

(1)	Pro-memoria: Investments already made up to 2005 for product quality improvement = 830 M€
(2)	Rest of capex, up to 3,870 M€, after 2009

Refining Spain: 2005 – 2009 Major Investments

Bilbao Refinery = 600 M€

New coking unit (2,000 kt/y <>34,000 bpd)

New complementary facilities

New storage & coke handling facilities

Existing visbreaking unit modification

Existing facilities and utilities revamping

Cartagena Refinery = 2,100 M€

New crude distillation unit (5,500 kt/y <> 110,000 bpd)

New vacuum distillation unit (4,900 kt/y <>88,000 bpd)

New coking unit (3,200 kt/y <>55,000 bpd)

New hydrocracking unit (2,500 kt/y <>48,000 bpd)

New HDS units (3,000 kt/y <>62,000 bdp)

New isomerization unit (300 kt/y <>7,200 bpd)

New hydrogen plant

New complementary facilities, utilities, coke handling & infrastructure

New Investments Effect

Crude Oil Quality

Density [ºAPI]

36

35

34

33

32

31

30

29

28

35.0

32.1

28.9

UE-12

2005

2010 +

Sulphur [% weight]

2,2

2

1,8

1,6

1,4

1,2

1

0,8

1.00

1.39

2.00

UE-12

2005

2010 +

New Investments Effect

Conversion Index ( % FCC Equiv.)

{% Crude Oil Capacity]

80

70

60

50

40

30

20

10

0

33

42

27

15

66

32

34

EU-12

2004

2010 +

Vacuum Residue

VGO

[ % Crude Oil Capacity]

Complexity (Solomon)

14

12

10

8
6
4
2

0

9.6

9.4

13.1

WE*

2004

2010 +

*	Solomon 2004 “Western Europe”, includes: Norway,

Denmark, Finland, Sweden y Switzerland.

Desulphuration Index (Middle distillates and heavy fuels)

[ % Crude Oil Capacity]

80

70

60

50

40

30

20

10

0

38

55

16

39

66

23

43

EU-12

2004

2010 +

Desulphuration

Hydrocracking/MHC

New Investments Effect

% FCC Equivalent

70

60

50

40

30

20

10

0

Refining

margin ~ 50%

1995 1997 1999 2001 2003 2005 2007 2009 2011 2013

%FCC equivalent Repsol YPF

%FCC equivalent NWE

Source: Oil&Gas Journal and Repsol YPF

New Investments Effect

Middle distillates Production Increase

2010 +

+ 26%

Fuel Oil Production Decrease

2010 +

- 49%

Coke Production increase

2010 +

+ 170%

New Repsol YPF refineries scheme in Spain

Puertollano

La Coruña

Tarragona

Bilbao

Cartagena

Topping

Vacuum distillation

Platforming

HDS

FCC

Mild hydro cracker

Hydro cracker

Visbreaking

Coking

Current Conversion (1)

70

65

47

32

—

Future Conversion (1)

70

65

47

63

80

(1)	Conversion index as FCC equivalent

New investments effect on refining capacity

Repsol YPF Refining Installed Capacity in Spain (kbpd)

+20%

740

40

Minor

revamping of

existing units

110

New distillation

capacity in

Cartagena

890

2004

2010+

Refining Spain

Investor Relations

Spain

Pº Castellana 278-280

28046 Madrid (Spain)

Tel: 34 913 48 55 48

Fax: 34 913 48 87 77

USA

1330 Lake Robbins Drive, Suite 400

The Woodlands Houston,

77380, Texas USA

Tel: +1 281-681-7200

E-mail: inversores@repsolypf.com

Website: www.repsolypf.com

César Gallo

Managing Director

March 10th, 2006

Press Release

Item 2

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 14 March 2006

pages : 3

Joint venture created to construct liquefaction plant

LAUNCHING GASSI TOUIL LIQUEFIED NATURAL

GAS PROJECT IN ALGERIA

•	With production at 4 million tons a year, the plant will be operative in 2009

•	The Gassi Touil Project is the most important one of its kind undertaken by an international consortium in Algeria

Repsol YPF, Gas Natural and Sonatrach signed today the constitution of a joint venture that sets in motion the integrated Gassi Touil gas project in Algeria. The signing took place in Algiers, in the presence of the Energy and Mining Minister Mr. Chakib Khelil, and the Presidents of Repsol YPF, Antonio Brufau, and Gas Natural, Salvador Gabarró, and Sonatrach, Mohamid Meziane.

The agreement was signed by Sonatrach Downstream Vice-president Doctor Abdelhafid Feghouli, Repsol YPF Upstream General Director, Nemesio Fernández-Cuesta, and Gas Natural Chief Executive Officer, Rafael Villaseca.

The new company, called Sociedad de Licuefacción (SDL), will construct and operate the natural gas liquefaction terminal that is part of this project, and which also contemplates the exploration, production, liquefaction and the commercialization of a hydrocarbon reserves block in the eastern Algerian regions of Gassi Touil, Rhourde Nouss and Hamra.

The participation of the new society is as follows: Repsol Exploration Algeria S.A. (48%); Gas Natural Exploration S.L. (32%, 100% Gas Natural affiliate) and Holding Sonatrach Raffinage et Chimie (20%, 100% Sonatrach affiliate).

The Gassi Touil project was awarded in 2004 by the Algerian state to the Repsol YPF (60%) and Gas Natural (40%) consortium, being the first contract for the development of such a project awarded to a foreign company in that country. It is a project with important synergies given the presence that both companies have in Algeria, and their relevant position in the gas markets. The Gassi Touil area is near the

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Berkine Basin, where the consortium has been awarded the Gassi Chergui Ouest exploration block, and near to the Repsol YPF block of Reggane, where gas has already been discovered, and M’ Sari Akabli.

First direct access to reserves for Gas Natural

With an initial 30-year duration, this project grants Repsol YPF a leading position in Algeria, and if added to that what it already holds in Libya, places the company in a privileged position in Magreb. For Gas Natural, this project represents for the first time their having direct access to natural gas reserves to cover demand in this growing market.

The liquefaction terminal, which will be located in the industrial area of Arzew in the vicinities of the Djedid gas port, will have a nominal capacity of 4 million tons/year of liquefied natural gas (LNG), that can be amplified in the future with the construction of a second train. The gas to be used in this plant, will originate from gas reserves that have already been discovered in the Gassi Touil, Rhourde Nouss and Hamra areas, and the LNG produced will be commercialized by a joint venture in which Sonatrach, Repsol YPF and Natural Gas SDG will also participate.

The period for executing this project and constructing the terminal is 54 months. Throughout last year the conceptual engineering tasks for the terminal and the marine facilities were concluded. It is foreseen that at the end of March, the basic engineering that is being developed in Houston for specialized engineering under the supervision of the Repsol YPF and Gas Natural teams will conclude. The geotechnical, seismic, and environmental impact investigation studies in the construction area have been carried out as well as the awarding of major processing equipment.

Seismic testing and drilling

To develop the Gassi Touil, Rhourde Nouss and Hamra areas data is being acquired via the most ambitious campaign of seismic testing that has to date been done in Algeria. An intensive drilling campaign will begin at the end of the first half of 2006. At the same time, work is being done on the design and construction of upstream production facilities.

Exploration work is also being done in the mentioned areas to discover additional hydrocarbon reservations and, to carry out at a later date, their development and production to supplying a second liquefaction train.

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Official Notice

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Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Repsol YPF announces the reorganization of its Corporate Division of Finance and Corporate Services, headed by Mr. Fernando Ramírez, who also takes on the functions of Chief Financial Officer.

Within the framework of the organizational change process and following the managerial model lead by the new management, the new organization simplifies the structure of this area, increases its worldwide control functions, reduces the intermediate levels and homogenises processes in order to secure higher quality levels and to improve efficiency.

The Investor Relations Direction, that up to now reported to the Corporate Division of Finance and Corporate Services, will now report to the Corporate Division of Management and Development Control.

The new organization of the Corporate Division of Finance and Corporate Services simplifies its structure by the creation of three worldwide strong economic-financial units: Accounting and Administration, Finance and Fiscal Affairs.

NEW ORGANIZATIONAL STRUCTURE OF THE CD FINANCE

AND CORPORATE SERVICES

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Madrid, 16th March, 2006

Number of pages: 5

World leaders in the biodiesel market

REPSOL YPF AND ACCIONA SIGN BIGGEST WORLD AGREEMENT OF ITS KIND TO PRODUCE BIODIESEL

•	Estimated investment could be over 300 million euros.

•	Up to six producing plants to be built, employing directly over 200 people, and indirectly over 5,000.

•	Total biodiesel production to be over one million tonnes per year.

•	The group of plants would be operational between the first semester in 2007 and the second semester in 2009.

•	The biodiesel produced will prevent emissions to the atmosphere of some 3 million tonnes of CO2 in the year 2010.

•	By means of this agreement, Repsol YPF and ACCIONA will promote the production of vegetable oils in the Spanish agriculture, dedicating between 200,000 and 300,000 hectares of irrigated land for this purpose.

•	Both companies, collaborating in the area of biodiesel since 2000, will continue researching for improved performance of crops destined to produce biofuels.

•	ACCIONA will participate in the biodiesel plant that Repsol YPF intends to build at León. This project will be of an integrated nature, having the participation of local farming associations.

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Repsol YPF and ACCIONA signed today an agreement to build and develop in Spain biodiesel plants that will produce over one million tonnes per year, using vegetable oils as raw material. The agreement means an estimated investment of 300 million euros and is the biggest ever signed up to now in the scope of biodiesel.

Repsol YPF Chairman and Chief Executive Officer, Antonio Brufau and ACCIONA Chairman, José Manuel Entrecanales signed today the agreement to start this project, and which will permit Spain to meet almost half of its objective regarding biofuels, as contemplated in the National Plan of Renewable Energies for 2010. Production scheduled as per this agreement is supposed to prevent in that year emissions to the atmosphere some 3 million tonnes of CO2

The project initially includes the installation of biodiesel production plants near the Repsol YPF Group refineries in Spain, and which would have a unit capacity over 200,000 tonnes per year. The agreement also includes ACCIONA taking part in building another plant in León, where development by Repsol YPF has already begun.

These projects will directly create employment for 200 people and over 5,000 people will be indirectly employed. It is expected that most of these jobs will come from the Spanish farming sector that might dedicate between 200,000 and 300,000 hectares of irrigated land to produce raw materials (colza and sunflower) to supply the biodiesel plants.

Collaboration between both companies in the field of biodiesel has been developed in the last few years by means of a extensive work done jointly for the development of technology aimed towards optimising the production and use of biodiesel. These commercial links have resulted in Repsol YPF already incorporating in the formulation of its automotive diesels biodiesel produced by ACCIONA at its factory located at Caparroso, Navarra.

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Repsol YPF, European leader in the use of biofuels

Both the European Directive and Spain’s National Plan of Renewable Energies include scenarios where by 2010 ambitious targets have been established to include biofuels in the supply of energy resources for the automotive sector. Specifically, Spain’s National Plan of Renewable Energies fixes a target of 5.83% for biofuels, expressed in energy terms, as a percentage of the total fuels consumed by automobiles.

Repsol YPF has for years committed itself to the use of biofuels as an essential form to help alleviate the greenhouse effect, and at the same time reduce Spain’s energy dependence.

Along this line, since 2000 - when Repsol YPF decided to modify its MTBE (metylterbutyleter) production installations – the company has been using bioethanol as a substitute for the methanol that was used previously. The ETBE (etylterbutyleter) that is obtained is incorporated into the formulation of gasoline, which in turn combines the highest standards of quality with the use of renewable fuels.

By adding ETBE, Repsol YPF uses close to 140,000 tonnes per year of bioethanol, which makes it the European leader in the use of bioethanol, in the formulation of gasoline. Repsol YPF alone uses more bioethanol in its gasolines than the leading European countries with respect to this matter.

Once the ETBE via has been exhausted, limited by the availability of olefinic butane in its refineries, Repsol YPF is promoting the use of biodiesel in the making of gas oil as the most suitable way of implanting the European Directive regarding the use of biofuels, since, apart from its positive effect on the environment, it will contribute to reduce the European deficit on medium distillates, and which in Spain is more than 12 million tonnes per year.

On the other hand, and in keeping with its strategic position, Repsol YPF is leading a proposal for the CENIT research project to develop biodiesel in Spain. So far 16 companies and more than 20 institutions are taking part in this project.

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ACCIONA, leader in the production of quality approved biodiesel

ACCIONA, apart from having an outstanding presence in the field of renewable energies for the production of electricity - such as wind, mini-hydraulic, biomass and solar - has worked since 2000 in obtaining biodiesel from raw vegetable oils. This biodiesel, that meets all the quality parameters as stated in the European norm (EN -14214), is produced at the Caparroso (Navarra) plant.

This plant is considered to be one of the most technologically advanced for its ability to process several different types of oils for producing biodiesel. Use tests carried out on this product in several types of vehicles have revealed performances and consumptions similar to those of the diesel, besides substantially reducing in polluting emissions into the atmosphere.

ACCIONA is also developing research projects in the agricultural field regarding energy crops with a view to improving their productivity, as well as for their contribution toward balancing energy and environmental needs. The company is also supporting the extension of colza crops to produce biodiesel.

Integrated project in León

As a part of the global project for producing biodiesel in Spain, the Cabreros del Río (León) plant is noteworthy for its innovation and integrated nature. Besides Repsol YPF and ACCIONA, IDAE (Instituto para la Diversificación y Ahorro de la Energía) might also take part in the project, as well as other local farming associations. The Unión Comercial de Ganaderos y Agricultores de León (UCOGAL) has already placed at the disposal of this project the required land to build the premises.

The plant will produce 100,000 tonnes per year, using seed and or colza and sunflower oils from local crops for the production. It is also possible that crude oil could be imported.

The site will be of an integrated nature, including all the processing stages, from growing energy seed to that of producing biofuel. It will have the following units: Seed Grinding and Oil Extraction, Refining of Crude Oil, Biodiesel, Auxiliary Services, Storage of the Process and Storage and Preparation of Seeds.

Besides producing biodiesel, it is also expected that this plant will generate around 140,000 tonnes of ecological by-products destined, for the most part, to be used in the fabrication of livestock feed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 28, 2006	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer